

05042608

UNITED STATES
[ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65388



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio	Texas	78232-5185
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally (210) 545-7080
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name*)

12301 Research Blvd, Bldg IV, Suite 180	Austin	Texas	78759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
JUN 16 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **McNally Financial Services Corporation**, as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



JENNIFER A. NEUMAN
Notary Public, State of Texas
My Commission Expires 12-30-08

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HDT&W
Certified Public Accountants

MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements

March 31, 2005
(With Independent Auditors' Report Thereon)

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 78759
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com


Russell
Bedford

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2005


HDT&W

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation as of March 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
May 13, 2005

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 7875?
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com


Russell
Bedford

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Financial Condition
March 31, 2005

ASSETS

Cash	$	21,610
Federal income tax receivable		5,021
Receivable from clearing broker-dealer		3,318
Clearing deposit		25,000
Securities owned, at market value		59,765
Fixed assets, net		729
Other assets		934
TOTAL ASSETS	$	116,377

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses and other liabilities	$	17,673
Deferred tax liability, net		659
Franchise taxes payable		256
Total liabilities		18,588
Stockholder's Equity		
Common stock, voting, 2,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained earnings		(6,632)
Total Stockholder's equity		97,789
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	116,377

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the year ended March 31, 2005

REVENUES		
Securities commissions	$	164,189
Insurance commissions		74,681
Trading profit		6,161
Interest and other income		2,623
Total revenues		247,654
EXPENSES		
Commission expense		166,311
Payroll expenses		64,858
Professional fees		9,131
Regulatory fees		4,968
Advertising		585
Depreciation		1,095
Insurance		1,554
Other expenses		22,971
Total expenses		271,473
LOSS BEFORE INCOME TAXES		(23,819)
Current tax benefit		(4,765)
Deferred tax benefit		(1,401)
Net income tax benefit		(6,166)
NET LOSS	$	(17,653)

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Changes in Stockholder's Equity
For the year ended March 31, 2005

		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)		Total
Balances at March 31, 2004	$	10	104,411	11,021	$	115,442
Net loss		-	-	(17,653)		(17,653)
Balances at March 31, 2005	$	10	104,411	(6,632)	$	97,789

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Cash Flows
For the year ended March 31, 2005

Cash flows from operating activities:		
Net loss	$	(17,653)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation expense		1,095
Decrease in deferred tax benefit		(1,401)
Change in assets and liabilities		
Increase in federal income tax receivable		(5,021)
Increase in receivable from clearing broker-dealer		(1,033)
Decrease in securities owed		2,774
Increase in other assets		(555)
Decrease in dividends payable		(15,000)
Decrease in taxes payable		(6,163)
Increase in accrued expenses and other liabilities		11,923
Net cash used in operating activities		(31,034)
Cash flows from investing activities:		
Purchase of fixed assets		(1,824)
Net cash used in investing activities		(1,824)
Cash flows from financing activities:		-
Net decrease in cash		(32,858)
Cash at beginning of year		54,468
CASH AT END OF YEAR	$	21,610

Supplemental Disclosures of Cash Flow Information:

Income taxes paid	$	4,237
Interest paid	$	-

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

McNally Financial Services Corporation (Company) was incorporated in the State of Texas on April 11, 2002 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in September 2002 and is a member of the National Association of Security Dealers, Inc. (NASD). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Note 2 - Significant Accounting Policies (Continued)

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances did not exceed federally insured limits of $100,000 during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset in which the Company is not able to determine on a more likely than not basis that the deferred tax asset will be realized.

The Company is also subject to Texas Franchise tax at 4.5% of Federal taxable income.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2005, the Company had net capital and net capital requirements of $87,161 and $50,000, respectively. The Company's net capital ratio was .21 to 1 at March 31, 2005.

Note 4 - Income Taxes

A reconciliation of the U.S. statutory income tax rate to the effective rate for the year ended March 31, 2005 is as follows:

Benefit at Federal Statutory rate of 15%	$	(3,573)
Refunded taxes from prior period		(5,021)
Other items		2,428
Income tax benefit	$	(6,166)

Note 5 - Commitments and Contingencies

Litigation
The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2005, the Company was not involved in any litigation or active legal actions.

Clearing Agreement
Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Schedule I
MCNALLY FINANCIAL SERVICES CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2005

Total stockholder's equity qualified for net capital	$	97,789
Deductions and/or charges		
Non-allowable assets:		
Fixed assets		729
Other assets		934
Total deductions and/or charges		1,663
Net capital before haircuts on securities		96,126
Haircuts on securities		8,965
Net capital	$	87,161
Aggregate indebtedness		
Accured expense and other liabilities	$	17,673
Deferred tax liabilities		659
Franchise taxes payable		256
Total aggregate indebtedness	$	18,588
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	37,161
Ratio of aggregate indebtedness to net capital		0.21 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of March 31, 2005)		
Net capital, as reported in Company's Part II (unaudited) FOCUS repoı	$	82,851
Audit adjustments		3,344
Non-allowed assets previously reported as allowable		966
Net capital per above	$	87,161

See notes to financial statements and independent auditors' report.



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Stockholder of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of McNally Financial Services Corporation (the Company) for the year ended March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

Helin, Donovan, Trubee & Wilkinson, LLP
12301 Research Boulevard Building IV Suite 180 Austin, TX 787
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll fr**
www.helindonovan.com


Russell
Bedford


HDT&W

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
May 13, 2005